Teva and Xenon Announce FDA Orphan Drug Designation for Pain Drug XEN402

Jerusalem, Israel, and Burnaby, British Columbia, April 23, 2013 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Xenon Pharmaceuticals Inc. (Xenon) announced today that the US Food and Drug Administration (FDA) has granted orphan-drug designation to the investigational drug XEN402 being developed for the treatment of pain associated with erythromelalgia (EM).

EM is a rare autosomal dominant condition characterized by debilitating spontaneous or easily evoked attacks of symmetrical burning pain in the feet and hands, typically associated with elevated skin temperature and erythema (redness of the skin). Symptoms are generally induced by exercise, prolonged standing, exposure to heat, and/or changes in humidity. The pain can be so severe that it can lead to suicide, and adequate treatment remains very challenging.

Orphan Drug Designation is granted by the FDA Office of Orphan Drug Products to novel drugs intended to treat rare disease or condition affecting fewer than 200,000 people in the U.S.  This designation confers special incentives to the drug developer, including tax credits towards the cost of clinical trials, prescription drug user fee waivers and may entitle a period of seven years U.S market exclusivity upon FDA approval.

“We are very pleased to receive orphan drug designation for XEN402. Through development of this drug, we hope to address the significant unmet medical need for patients who suffer from chronic pain related to erythromelalgia,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries, Ltd. “XEN402, which inhibits the SCN9A sodium channel, is being developed as a non-opioid approach to pain management.”

“The granting of this orphan-drug designation is another important milestone for our XEN402 development” said Simon Pimstone, President and CEO of Xenon. “Xenon was founded with a commitment to identifying novel targets and from these, novel drugs for difficult to treat rare diseases. We are excited by the promise XEN402 has shown in early proof-of-concept trials and are committed to its development as a novel therapy for the treatment of pain associated with erythromelalgia”.

About XEN402
XEN402 is a novel chemical entity that has been exclusively licensed worldwide to Teva Pharmaceutical Industries Ltd (NYSE: TEVA). XEN402 inhibits the SCN9A sodium channel. Data from a published phase II study, suggest that XEN402 may relieve the pain associated with erythromelalgia (Pain 2012 Jan; 153(1):80-5).

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

About Xenon Pharmaceuticals Inc. (Xenon)
Xenon is a privately owned, rare disease company developing innovative medicines based on our genetically validated drug targets. For more information, visit the Company’s website at http://www.xenon-pharma.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Xenon Safe Harbor
This release contains forward-looking statements that are not based on historical fact. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

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